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                         [PENNZOIL COMPANY LETTERHEAD]


JAMES L. PATE
Chairman of the Board
Chief Executive Officer

                               September 15, 1997



Dear Fellow Shareholder:

        I want to try to communicate with you as clearly as possible about Union Pacific Resources' (UPR) hostile tender offer to acquire Pennzoil Company. Also, I want to share with you some recently obtained information about UPR that is startling.

        By now, I believe everyone knows that on June 23, 1997, UPR made a hostile tender offer for Pennzoil Company, offering $84.00 cash for just over half of Pennzoil's common stock. UPR announced plans to acquire the other half of Pennzoil Company's stock using UPR stock. Thus, the true value of the current offer is very much dependent upon the value of UPR's stock, which is complicated by UPR's use of price collars, a number of conditions, and now recent revelations that the outlook for UPR is not as good as they have been saying publicly.

        Pennzoil Company's Board of Directors evaluated UPR's offer very carefully. Pennzoil Company is not for sale, but the Board of Directors understands its obligation to determine whether the interests of the company and its shareholders would be better served by accepting the offer or by remaining independent and pursuing our company's plans. The Board of Directors concluded unanimously that Pennzoil Company's shareholders would be substantially better off staying the course.

        There were many reasons for the Board's decision as announced on July 1, 1997, and documents recently obtained from UPR further support the Board's findings. These UPR documents were obtained on September 10, after UPR fought tooth and nail for three months in two different federal courts to keep the documents secret. UPR did not want you to see them because they speak of values for Pennzoil Company much higher than its offer, about the positive trends at Pennzoil and the dismal state of UPR's own business.

        I would like to share with you just a few examples of UPR statements from the internal documents it was finally forced to turn over to Pennzoil. UPR has been saying PUBLICLY that everything at its company is rosy while in a sworn submission to the Internal Revenue Service in 1996 and in other INTERNAL documents they have been telling an entirely different story.

        So, here are a few quotes from UPR's secret documents:

        o "THE BASE LONG-RANGE PLAN . . . REFLECTS SIGNIFICANT NEGATIVE TRENDS FOR [UPR]."

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        o  "CONSEQUENTLY, MANAGEMENT HAS CONCLUDED THAT [UPR] CANNOT MAINTAIN
           ITS CURRENT LEVELS OF PRODUCTION FROM EXISTING PROPERTIES, AND THAT ACQUISITIONS ARE NECESSARY TO DO SO."

        o "[UPR]'S CURRENT DRILL SITE INVENTORY IS NOT SUFFICIENT TO KEEP [UPR]'S OVERALL PRODUCTION AND RESERVES FROM DECLINING SIGNIFICANTLY IN THE NEAR FUTURE."

        o "[UPR]'S MANAGEMENT REFERS TO THE TREND OF STEEP DECLINES IN PRODUCTION FROM EXISTING PROPERTIES AS THE 'VALLEY OF DESPAIR' AND TO THE GOAL OF 10% GROWTH PER YEAR, IN SPITE OF SUCH DECLINES, AS 'WALKING UP THE DOWN ESCALATOR.'"

        o "[UPR] WILL NEED TO ADD, THROUGH ACQUISITIONS . . . APPROXIMATELY 750 MILLION BARRELS OF OIL EQUIVALENT OR 4.5 TRILLION CUBIC FEET EQUIVALENT OF GAS RESERVES -- AN AMOUNT SUBSTANTIALLY GREATER THAN [UPR]'S CURRENT PROVED RESERVES."

        These are UPR's own words taken from INTERNAL documents, that are in clear contradiction to what they have been saying PUBLICLY. Aside from any legal issues, these statements, which UPR was forced to disclose, certainly raise questions about UPR's credibility and the true value of UPR's stock.

        In contrast to UPR's INTERNAL bleak descriptions of their own business, let me share with you what UPR says INTERNALLY about Pennzoil.

        o "[PENNZOIL]'S STRONG PERFORMANCE IN 1996 MARKS A TURNAROUND FROM THE COMPANY'S HISTORY OF LAGGING THE MARKET."

        o "[PENNZOIL] HAS SIGNIFICANTLY OUTPERFORMED BOTH THE SMALL INTEGRATED AND THE LARGE CAP INDEPENDENT EXPLORATION AND PRODUCTION COMPANIES DURING 1996."

        o "OVER THE LAST TWELVE MONTHS [PENNZOIL]'S VALUE HAS APPRECIATED CONSIDERABLY COMPARED TO [UPR]'S."

        Moreover, UPR's internal documents indicated that Smith Barney, UPR's financial adviser, concluded that the net asset value of Pennzoil had almost doubled from November 1995 to January 1997.

        Consequently, in a high level UPR planning memorandum dated May 3, 1997, UPR decided that it needed to launch its hostile tender offer quickly because, in their own words:

        "there is more likely good news than bad news for [Pennzoil] and a rising stock price is ultimately their best defense. An early strike would somewhat preserve the perception of our large current premium. The existence of our offer would blur the market's perception of any subsequent increase in stock price, for which we would naturally take credit."

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        Note, "blur the market's perception"--that means mislead Pennzoil shareholders. And there is more. But what Pennzoil Company's Board of Directors concludes from all of this is that UPR has some serious problems which it is trying to solve cheaply with an inadequate bid that would capture for UPR the long-term values of Pennzoil Company--all at the expense of Pennzoil shareholders. UPR knows very well from the estimates of its own financial advisers that even if their offer represented a GUARANTEED VALUE of $84.00 per share, WHICH IT DOES NOT, it would be well below the inherent value of Pennzoil Company and the upside value that Pennzoil can deliver to its shareholders in the future.

        I want to assure you that Pennzoil Company management continues focused on financial performance and delivering shareholder value. Through the first half of 1997, the company has had seven consecutive quarters of year-over-year improvement in recurring earnings, and our cash flow has increased to an annualized rate of $12 per share--a 30% increase over 1996 and one of the highest in our industry. We look forward to further improvements in our financial results in the second half of 1997 and the years ahead.

        On behalf of your Board of Directors and management, I thank you for your support.

                                         Sincerely,


                                         James L. Pate
                                         Chairman of the Board
                                         Chief Executive Officer